

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2014

<u>Via E-mail</u>
Mr. Anand Derek Naidoo
Chief Executive Officer
Autris
12021 Wilshire Blvd. #234
Los Angeles, California 90025

> **RE:** **Autris**
> **Item 4.02 Form 8-K**
> **Filed November 21, 2014**
> **File No. 0-54000**

Dear Mr. Naidoo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Please amend your report to include all of the information required by Item 4.02(a) of Form 8-K, including disclosure of the following information:

   - the date of the conclusion regarding the non-reliance; and
   - a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing pursuant to this Item 4.02(a).

2. Please disclose the nature of any known restatements in your amended Item 4.02 8-K.

3. We note that you intend to file restated financial statements. However you have not indicated how or when you intend to do so. Please tell us how and when you intend to file restated financial statements. We may have further comment after you file the restated financial statements.

4. We remind you that when you file your restated Form 10-Q you should appropriately address the following:

    - updated Item 4 disclosures should include the following:
        - a discussion of the restatement and the facts and circumstances surrounding it;
        - how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures;
        - changes to internal controls over financial reporting; and
        - anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

        Refer to Items 307 and 308(c) of Regulation S-K; and

    - include all updated certifications, which refer to the Form 10-Q/A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief